

Mail Stop 3233

July 7, 2017

<u>Via E-Mail</u>
Donna S. Negrotto, Esq.
Executive Vice President, General Counsel and Secretary
Pinnacle Entertainment, Inc.
3980 Howard Hughes Parkway
Las Vegas, Nevada 89169

> **Re:** **Pinnacle Entertainment, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 30, 2017**
> **File No. 333-219107**

Dear Ms. Negrotto:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Ashok W. Mukhey, Esq.
 Irell & Manella LLP